UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

North Star Recovery & Wellness, LLC

Commission File No. 024-12571

Wyoming

(State or other jurisdiction of incorporation or organization)

North Star Recovery & Wellness, LLC

6550 Millrock Dr #300

Salt Lake City, UT 84121

Phone No.: 435-754-5493

https://www.northstarrecovery.care/

All correspondence:

Jonathan Sabo, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

Series A-1 Bonds

Series A-2 Bonds

Series B-1 Bonds

Series B-2 Bonds

Series C-1 Bonds

Series C-2 Bonds

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Special Financial Report on Form 1-SA (“Report”) of North Star Recovery & Wellness, LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	changes in economic conditions generally and the real estate market specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

●	defaults on or non-renewal of leases by tenants;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside refinancing;

●	decreased rental rates or increased vacancy rates;

●	changes in multi-family or geographic market trends;

●	changes in real estate and zoning laws and increases in real property tax rates and values;

●	failure of acquisitions to yield anticipated results;

●	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

●	legislative or regulatory changes impacting our business or our assets; and

●	exposure to liability relating to environmental and health and safety matters.

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North Star Recovery & Wellness, LLC

SPECIAL Financial REPORT ON FORM 1-SA

For the Period ended June 30, 2025

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PART II

North Star Recovery & Wellness, LLC

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Special Financial Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Since our formation on October 20, 2023, the Company has been engaged primarily in formulating its business plan and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. On July 16, 2025, the Company began offering Bonds to investors. As of October 20, 2025, the Company has issued $16,000 in Class A-2 Bonds and $250,000 in Class C-1 Bonds but has not yet made any investments.

Operating Results

We have not generated any revenues as of June 30, 2025 or October 20, 2025. We do not intend to generate revenues for at least six months after we make our first investment.

Liquidity and Capital Resources

As of June 30, 2025, the Company did not have cash or cash equivalents or assets that can be liquidated. As of October 20, 2025, we hold $225,000 in cash. We do not currently have any significant capital commitments, except the agreement to repay our Manager for offering expenses occurred on our behalf which will be repaid through offering proceeds. While the Company’s Manager or its affiliates may be able to “pre-fund” a portion of the purchase price of any given property, the Company currently has no agreements, arrangements, or understandings with any unaffiliated person to obtain funds through bank loans, lines of credit or any other sources. Our sole source of capital until we acquire investments that generate revenues will be any such pre-funding provided by our Manager and monies raised through the Company’s Regulation A offering.

Plan of Operations

We have not commenced operations as of June 30, 2025 or October 20, 2025 and are in the process of raising capital. As of June 30, 2025 (the date of our most recent financial statements) we did not have any assets or liabilities. We currently expect to accrue approximately $250,000 in offering expenses, which will either be paid through offering proceeds or paid by our Manager and then become amounts due to a related party. We intend to purchase our first investment within three months from the date we have raised sufficient capital. If our Manager identifies one or more suitable properties, it may “pre-fund” such properties so that the Company may invest in them once sufficient capital is available. Investments in properties will depend highly on our funds, the availability of those funds, availability of assets that meet our investment criteria and the size of the assets to be acquired.

We believe that the proceeds from the Company’s Regulation A offering will satisfy our cash requirements for at least the next 12 months to implement the foregoing plan of operations.

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Trends

The Company has no operating history and no significant historical operating data for trend analysis. The Company expects to be subject to trends affecting private insurance, including rate changes, coverage type, coverage limits, and treatment preference. Further, the Company’s business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession; inflation; economic downturn; government regulations, political policies, travel restrictions, changes in the real estate market, and interest-rate fluctuations could have a material adverse effect on the Company’s financial condition and the results of its operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 2. Other Information

None.

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Item 3. Financial Statements

North Star Recovery & Wellness, LLC

Financial Statements for the Six Month Period Ended June 30, 2025

F-1

North Star Recovery & Wellness, LLC

Balance Sheets

As of June 30, 2025 and December 31, 2024

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash	$-	$-
Total Current Assets	-	-

TOTAL ASSETS	$-	$-

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Total Current Liabilities	$191,680	$58,195

TOTAL LIABILITIES	191,680	58,195

Member’s Equity
TOTAL MEMBER’S EQUITY (DEFICIT)	(191,680)	(58,195)

TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)	$-	$-

See accompanying notes to the financial statements.

F-2

North Star Recovery & Wellness, LLC

Statements of Operations

For the six month periods ended June 30, 2025 and 2024

	June 30, 2025	June 30, 2024
	(six months)	(six months)
REVENUE
Total revenue	$-	$-

EXPENSES
Total operating expenses	133,485	-

LOSS FROM OPERATIONS	(133,485)	-

NET LOSS	$(133,485)	$-

See accompanying notes to the financial statements.

F-3

North Star Recovery & Wellness, LLC

Statement of Members’ Deficit

For the six month periods ended June 30, 2025 and 2024

	Member	Paid	Retained
	Units	In Capital	Earnings(deficit)	Total

Balance at December 31, 2023	-	$-	$(29,105)	$(29,105)
Net loss for the six month period ended June 30, 2024			-	-

Issuance of founders shares	100	29,105	-	29,105

Net loss for the six month period ended December 31, 2024		-	(58,195)	(58,195)

Balance at December 31, 2024	100	29,105	(87,300)	(58,195)

Net loss for the six month period ended June 30, 2025			(133,485)	(75,985)

Balance at June 30, 2025	100	29,105	(220,785)	(191,680)

See accompanying notes to the financial statements.

F-4

North Star Recovery & Wellness, LLC

Statements of Cash Flows

For the six month periods ended June 30, 2025 and 2024

	June 30, 2025	June 30, 2024
	(six months)	(six months)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(133,485)	$-
Net cash provided by (used in)operating activities	(133,485)	-

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash (used in) investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Shareholder payable	133,485
Net cash provided by financing activities	133,485	-

NET INCREASE IN CASH	-	-

Cash at beginning of period	-	-
Cash at end of period	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during period for interest	$-	$-
Cash paid during period for income taxes	$-	$-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION
Conversion of Related Party Payable to Shares		$-

See accompanying notes to the financial statements.

F-5

North Star Recovery & Wellness, LLC

Condensed Notes to Unaudited Financial Statements

June 30, 2025 and 2024

Note A – Description of Business and Summary of Significant Accounting Policies

Nature of Operations

Central Park Fund 1, LLC (“the Company”) was organized October 20, 2023 in the State of Wyoming and headquartered in Kaysville, UT. On July 15, 2024, the Company changed its name to North Star Recovery & Wellness, LLC and moved its headquarters to Sandy, UT. The Company was organized to engage in any lawful activity for which a Limited Liability Company may be organized in Wyoming.

Unaudited Interim Financial Information

The accompanying interim financial statements have been prepared pursuant to the rules and regulations of the SEC for interim financial reporting. These interim financial statements have been prepared by management and are unaudited and unreviewed and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the rest of 2025. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the December 31, 2024 audited financial statements and accompanying notes.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

F-6

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions.

At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Due to Affiliates

Due to affiliates primarily includes any amounts held by the fund, distributions payable and other payables.

Income Taxes

The Company is a limited liability company under the laws of the State of Wyoming and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the member.

Accordingly, no provision for income taxes has been made in the financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2024 and 2023. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing which creates substantial doubt about the entities ability to continue as a going concern. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

F-7

Note D – Member’s Deficit

In March 2024, the Company issued 100 member units to an affiliate manager of the Company in settlement of debt incurred on behalf of the Company in the amount of $29,105. As of June 30, 2024 the Company has no other units of outstanding members equity.

Distributable cash will be distributed to the members ratably according to their respective membership interests.

Note E – Related Party Transactions

The Company has received funding from a related party for its operating expenses in 2025 and 2024. As of June 30, 2025 and 2024 the Company had balances due of $133,485 and $0, respectively. The related party payable is due on demand and does not have a stated interest rate. During the year ended December 31, 2024, $29,105 of the related party payable balance was converted into 100 member units.

Note F – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note G – Subsequent Events

From June 30, 2025 to October 20, 2025, the Company has raised $266,000 through the sale of $16,000 in Class A-2 Bonds and $250,000 in Class C-1 Bonds as part of its Regulation A offering.

In preparing the accompanying financial statements, management has evaluated subsequent events through October 20, 2025 and determined that no other subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes thereto.

F-8

Item 4. Exhibits

Exhibit No.	Description

2.1*	Articles of Organization
2.2*	Amended and Restated Operating Agreement
3.1*	Form of Series A-1 Bond
3.2*	Form of Series A-2 Bond
3.3**	Form of Series B-1 Bond
3.4*	Form of Series B-2 Bond
3.5*	Form of Series C-1 Bond
3.6*	Form of Series C-2 Bond
4.1*	Form of Bond Purchase Agreement

*- Filed as an attachment to the Company’s July 10, 2025 Preliminary Offering Circular filed on Form 1-A, File No. 24-12571.

**- Filed as an attachment to the Company’s August 25, 2025 Exhibit Only Offering Circular Amendment filed on Form 1-A, File No. 24-12571.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Special Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, UT on October 29, 2025.

North Star Recovery & Wellness, LLC

By:	North Star Group Management LLC, its managing member

By:	/s/ Brandon Jay Tobey
Brandon Jay Tobey, its managing member

This Special Financial Report has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Brandon (Jay) Tobey	Managing Member of North Star Group Management LLC	October 29, 2025
Brandon (Jay) Tobey	Principal Executive Officer

/s/ Jon Lelegren	Accountant	October 29, 2025
Jon Lelegren	Principal Financial and Accounting Officer

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